Exhibit 99.1

Marti Partners with CalmCar to Expand Its Multi-Partner Autonomous Mobility Ecosystem in Türkiye

Marti’s First Autonomous Vehicle Has Arrived in Türkiye; Closed-Area Testing to Begin

Istanbul, Türkiye, October 30, 2026 - Marti Technologies, Inc. (“Marti” or the “Company”) (NYSE American: MRT), Türkiye’s leading mobility super app, today announced a partnership with CalmCar, a China-based provider of autonomous driving solutions, to bring autonomous driving technology to Marti’s mobility platform in Türkiye.

Marti currently offers ride-hailing services in 40 cities across Türkiye representing approximately 90% of the country’s GDP. The first vehicle equipped with CalmCar’s autonomous driving technology has arrived in Türkiye, and Marti expects to begin closed-area testing of the vehicle in Istanbul, subject to obtaining required test permits. Following launch, Marti platform consumers will be able to experience the autonomous driving technology using the Marti app.

Founded in 2016 and headquartered in Suzhou, China, CalmCar is a software-focused provider of L2–L2+ and Level 4 autonomous driving solutions. CalmCar’s Level 4 autonomous driving technology powers robobus services in regular operation in Chinese cities including Chongqing and Chengdu.

“We are pleased to work with Marti to explore the application of our autonomous driving technology in Türkiye,” said Chen Wei, Co-founder of CalmCar. “Our initial focus is on supporting closed-area testing, subject to obtaining the required permits, and evaluating the technology under local operating conditions.”

“Our partnership with CalmCar is another big step in building a multi-partner autonomous mobility ecosystem in Türkiye,” commented Oguz Alper Oktem, Founder and Chief Executive Officer of Marti. “Our goal is to work with multiple partners and to select the autonomous driving technology partners best suited to Türkiye. As Türkiye’s leading urban mobility platform, Marti has consistently pioneered the introduction of new tech-enabled transportation services across the country. With our extensive field operations team, established infrastructure, ride-hailing footprint across 40 cities, and approximately 8.3 million all-time unique platform consumers, Marti is well positioned to support the safe deployment and scaling of autonomous vehicle fleets together with our partners in the years ahead.”

About CalmCar

Suzhou Calmcar Electronics Technology Co., Limited (CalmCar) was founded in 2016 and is a leading software-focused provider of L2–L2+ and Level 4 driving solutions in China. By 2024 installation volume, it ranks as the country’s second largest software-focused L2-L2+ solutions provider that offers both driving and parking solutions. The company focuses on key autonomous driving technologies, offering driving, parking, and intelligent cockpit solutions with integrated driver monitoring systems (DMS), as well as Level 4 applications including robobuses, robotrucks, robotaxis, and robosweepers. CalmCar has partnered with over 30 vehicle manufacturers, including nine of China’s top ten automakers by sales in 2024.

About Marti

Founded in 2018, Marti is Türkiye’s leading mobility app, offering a wide variety of transportation services. Marti operates a ride-hailing service that matches riders with car, motorcycle, and taxi drivers; offers delivery services; and operates a large fleet of rental e-mopeds, e-bikes, and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information, visit www.marti.tech.

Cautionary Note Regarding Forward-Looking Statements

Certain statements made in this press release constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact and generally relate to future events, hopes, intentions, strategies, or performance may be deemed to be forward-looking statements, including, without limitation, statements regarding the anticipated benefits, scope, timing, and impact of Marti’s strategic partnership with CalmCar, the expected testing, deployment, performance, safety, and regulatory approval of autonomous vehicles in Türkiye, the potential market adoption of autonomous ride-hailing services, and the Company’s expectations with respect to its operations, expansion plans, technology development, and future growth. These forward-looking statements are based on management’s current expectations and beliefs as of the date they are made. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the risks discussed in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

Investor Contact

Marti Technologies, Inc.

Turgut Yilmaz

investor.relations@marti.tech

Media Contact

EFG Media Relations

Edwina Frawley-Gangahar

edwina@efgmediarelations.com